June 14, 2012

Mr. W. John Cash Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE – MS 7010 Washington, D.C. 20549-7010	Filed via EDGAR

Re:	Waste Connections, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 6, 2012

File No. 1-31507

Response to Comment Letter

Dear Mr. Cash:

We are providing the following responses to the comment letter dated June 6, 2012 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Definitive Proxy Statement on Schedule 14A filed on April 6, 2012 by Waste Connections, Inc. (the “Company”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Definitive Proxy Statement on Schedule 14A

Executive Compensation

Equity-Based Compensation, page 24

1.	With a view towards future disclosure, please explain to us whether the determination of the amount of each named executive officer’s long-term equity award under the Amended SMIP was based upon the performance of the company and the individual, or whether it was driven by the market analysis and the objective to “maintain total compensation at the Compensation Committee’s targeted percentile of the comparator group.” Additionally, while Mr. Merrill does not participate in the Amended SMIP, we note that he received an equity grant in 2011 that was approximately 130% of his eligible salary. To the extent relevant, please include in your discussion the specific elements of corporate performance, including all performance targets and corresponding payout levels, and the individual performance or contribution that the Compensation Committee considered when determining the amount of equity to award each named executive officer. Refer to Item 402(b)(2)(v)-(vii) of Regulation S-K.

Mr. W. John Cash

U.S. Securities and Exchange Commission

June 14, 2012

Response:

In response to the Staff’s comment, the Company respectfully submits that each named executive officer’s long-term equity award under the Amended SMIP (other than Mr. Merrill) was based upon both the Compensation Committee’s general and subjective determination of the Company and individual performance during the fiscal year preceding the year in which such equity awards were granted and the Compensation Committee’s objective to maintain total compensation at the targeted percentile of the Company’s comparator group. The Company notes that the Amended SMIP specifically provides that each participant in the Amended SMIP shall receive an annual long-term incentive grant of restricted stock units subject to a vesting schedule approved by the Compensation Committee, which may be based upon the attainment of performance objectives which are established by the Compensation Committee and relate to one or more of the performance goals. For fiscal year 2011, the Compensation Committee determined not to grant restricted stock units based upon the attainment of specific performance objectives.

The Company respectfully submits that although Mr. Merrill does not participate in the Amended SMIP, his long-term equity awards were also based upon both the Compensation Committee’s general and subjective determination of the Company and his individual performance during the fiscal year preceding the year in which such equity award was granted and the Compensation Committee’s objective to maintain total compensation at the targeted percentile of the Company’s comparator group.

The Company advises the Staff that in future filings, the Company will clarify, if appropriate and relevant to such fiscal year’s compensation, that the long-term equity award is based upon both the Compensation Committee’s general and subjective determination of the Company and individual performance during the fiscal year preceding the year in which such equity awards were granted and the Compensation Committee’s objective to maintain total compensation at the targeted percentile of the Company’s comparator group.

Summary Compensation Table, page 29

2.

Please provide us supplementally with your analysis as to why Mr. Merrill’s award pursuant to the Management Incentive Compensation Program is properly disclosed as a bonus in the Summary Compensation Table. We note that the MICP provides Mr. Merrill with an opportunity to earn a performance bonus based on your achievement of specified levels of financial performance and that Mr. Merrill’s MICP bonus is based on performance against the same four financial targets and calculated similarly to the bonuses under the Amended SMIP. As such, payment of the

Mr. W. John Cash

U.S. Securities and Exchange Commission

June 14, 2012

performance bonus is guaranteed following the Compensation Committee’s determination that the targets were met, regardless of whether the Compensation Committee’s determination may have been discretionary or subjective in light of the fact that some of the performance objectives may be more qualitative than quantitative in nature. Since Mr. Merrill’s award is payable under a plan which provides for compensation intended to serve as incentive for performance to occur over a specified period, it appears that it should be disclosed in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table and should also be disclosed in the Grant of Plan Based Awards in Fiscal Year 2011 Table on page 31. See Item 402(c)(2)(vii) of Regulation S-K. For additional guidance, please refer to Regulation S-K Compliance and Disclosure Interpretations, Question 119.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

In response to the Staff’s comment, the Company respectfully submits that the Management Incentive Compensation Program (“MICP”) is not intended to be an objective non-equity incentive award plan; instead, the MICP is intended to provide a general guideline for the Compensation Committee to determine the actual bonus payouts, as referenced on page 23 of the proxy statement (i.e., “the payment of a bonus to Mr. Merrill under the MICP is within the absolute discretion of the Compensation Committee”). The Compensation Committee utilizes the general guidelines of the MICP to determine Company performance and may decide to revise the guidelines during the year at its discretion. The Compensation Committee may also decide to increase the actual bonus payouts if it determines that, as in Mr. Merrill’s situation, the individual employee exhibited exceptional performance or personally contributed significantly to the Company during the fiscal year. Further, the Compensation Committee may decide to decrease or eliminate an actual bonus payout, even if the guidelines of Company performance were achieved or exceeded, in its sole discretion, as referenced on page 23 of the proxy statement (i.e., the Compensation Committee “may determine to reduce or not pay any bonus under the MICP notwithstanding the attainment of any specific objectives”). Due to the subjective and discretionary nature of the MICP, the Company respectfully submits that Mr. Merrill’s cash bonus is properly disclosed as a bonus in the Summary Compensation Table on page 29 and also properly excluded from disclosure in the Grant of Plan Based Awards in Fiscal Year 2011 Table on page 31. The Company advises the Staff that in future filings, the Company will further clarify that the MICP is intended to provide only general guidelines for the Compensation Committee to determine actual bonus payouts.

* * * *

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. W. John Cash

U.S. Securities and Exchange Commission

June 14, 2012

If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 442-2266 or by facsimile at (832) 442-2291.

Regards,

/s/ Worthing F. Jackman

WORTHING F. JACKMAN

Executive Vice President and Chief Financial Officer

cc:	Jessica Kane (SEC)

Era Anagnosti (SEC)

Michael Harlan (Chairman, Audit Committee)

Bill Razzouk (Chairman, Compensation Committee)

Keith Benson (Latham & Watkins LLP)